Exhibit 2.1

TD Securities Inc. TD Tower 66 Wellington Street West, 8th Floor Toronto, Ontario M5K 1A2

March 8, 2005

The Special Committee of the Board of Directors
Falconbridge Limited
Suite 200
181 Bay Street
Toronto, Ontario
M5J 2T3

To the Special Committee:

        TD Securities Inc. ("TD Securities") understands that Falconbridge Limited ("Falconbridge") has entered into a support agreement dated March 8, 2005 (the "Support Agreement") with Noranda Inc. ("Noranda" or the "Offeror") pursuant to which Noranda has agreed to make an offer (the "Offer") to acquire all of the outstanding common shares of Falconbridge ("Falconbridge Shares") not already owned by Noranda or its affiliates. TD Securities understands that Noranda and its affiliates currently own approximately 59% of the issued and outstanding Falconbridge Shares. TD Securities further understands that the consideration under the Offer (the "Consideration") is 1.77 (the "Exchange Ratio") common shares of Noranda for each Falconbridge Share. The specific terms and conditions of the Offer are to be described in the offer to purchase and take-over bid circular (the "Noranda Circular") which is to be mailed to holders of the Falconbridge Shares in connection with the Offer.

        TD Securities also understands that Noranda has also agreed to proceed with a share exchange issuer bid (the "Issuer Bid") pursuant to which Noranda will offer to purchase up to approximately 63.4 million of its common shares in exchange for three series of junior preferred shares of Noranda with an aggregate stated value of US$1.25 billion. Brascan Corporation ("Brascan") currently holds directly and indirectly approximately 41% of the common shares of Noranda. TD Securities understands that Brascan has entered into a lock-up agreement with Noranda pursuant to which, subject to the satisfaction of certain conditions, Brascan has agreed to deposit all of the Noranda common shares owned by Brascan and its subsidiaries to the Issuer Bid.

        TD Securities also understands that a committee (the "Special Committee") of members of the board of directors (the "Board") of Falconbridge who are independent of Brascan, Noranda and Falconbridge management has been constituted to consider the Offer and make recommendations thereon to the Board. TD Securities understands that the Offer is an "insider bid" within the meaning of Ontario Securities Commission Rule 61-501 and Policy Statement No. Q-27 of the Autorité des marchés financiers du Québec (collectively, the "Policies"). The Special Committee has retained TD Securities to provide financial advice and assistance to the Special Committee in evaluating the Offer, including the preparation and delivery to the Special Committee of a formal valuation of the Falconbridge Shares and the Consideration (individually the "Valuation", or collectively as the context requires, the "Valuations") in accordance with the requirements of the Policies and its opinion as to the fairness (the "Fairness Opinion") of the Consideration, from a financial point of view, to the holders of Falconbridge Shares other than Noranda and its affiliates (the "Minority Shareholders").

ENGAGEMENT OF TD SECURITIES BY THE BOARD OF DIRECTORS

        TD Securities was first contacted by Falconbridge on January 24, 2005, and was engaged by the Special Committee pursuant to an engagement agreement (the "Engagement Agreement") dated February 2, 2005. On March 8, 2005, at the request of the Special Committee, TD Securities orally delivered the substance of the Valuations and Fairness Opinion. The Valuations and Fairness Opinion contained herein provide the same opinion, in writing, as of March 8, 2005. The terms of the Engagement Agreement provide that TD Securities will receive a fee of $1,500,000 for its services and is to be reimbursed for its reasonable out-of-pocket expenses. In addition, Falconbridge has agreed to indemnify TD Securities, in certain circumstances, against certain expenses, losses, claims, actions, damages and liabilities incurred in connection with the provision of its services. The fee payable to TD Securities is not contingent in whole or in part on the outcome of the Offer and related transactions described in the Noranda Circular or on the conclusions reached in the Valuations or the Fairness Opinion.

        Subject to the terms of the Engagement Agreement, TD Securities consents to the inclusion of the Valuations and Fairness Opinion, with a summary thereof in a form acceptable to TD Securities, in the Noranda Circular and the directors' circular (the "Directors Circular") which will be mailed to Falconbridge shareholders in connection with the Offer, and to the filing thereof by Falconbridge and Noranda with the applicable Canadian securities regulatory authorities.

CREDENTIALS OF TD SECURITIES

        TD Securities is an investment banking firm with operations in a broad range of investment banking activities, including corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment management and investment research. TD Securities has participated in a significant number of transactions involving public and private companies and has extensive experience in preparing valuations and fairness opinions.

        The Valuations and Fairness Opinion are the opinions of TD Securities and their form and content have been approved by a committee of senior investment banking professionals of TD Securities, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters. The Valuations and Fairness Opinion have been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Dealers Association of Canada (the "IDA") but the IDA has not been involved in the preparation or review of the Valuations and Fairness Opinion.

INDEPENDENCE OF TD SECURITIES

        Neither TD Securities nor any of its affiliated entities (as such term is defined for the purposes of the Policies):

  1.
  is an associated or affiliated entity or issuer insider (as such terms are defined for the purposes of the Policies) of Falconbridge, Noranda or Brascan or their respective associates or affiliates (as such terms are defined for the purposes of the Policies) (collectively, the "Interested Parties");

  2.
  is an advisor to any of the Interested Parties with respect to the Offer or any of the related transactions as described in the Noranda Circular (except as financial advisor to the Special Committee);

  3.
  is a manager or co-manager of a soliciting dealer group formed in respect of the Offer or any of the related transactions as described in the Noranda Circular; or

  4.
  has a financial incentive in respect of the conclusions reached in the Valuations and Fairness Opinion or has a material financial interest in the completion of the Offer or any of the related transactions as described in the Noranda Circular.

        During the 24 months preceding the engagement by the Independent Committee, TD Securities has provided various financial advisory services in connection with unrelated transactions, and has participated in various other securities offerings and financial transactions involving certain of the Interested Parties. The Toronto-Dominion Bank ("TD Bank"), the parent company of TD Securities, is a lender pursuant to certain credit facilities involving Noranda, Brascan and other Interested Parties.

Member of TD Bank Financial Group

        TD Securities acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of any Interested Party and, from time to time, may have executed or may execute transactions on behalf of such companies or other clients for which it may have received or may receive compensation. As an investment dealer, TD Securities conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Offer, Falconbridge, Noranda, Brascan, or other Interested Parties.

        The fees paid to TD Securities in connection with the mandates outlined above, together with the fees payable to TD Securities pursuant to the Engagement Agreement, are not financially material to TD Securities. No understandings or agreements exist between TD Securities and Falconbridge, Noranda, Brascan or any Interested Party with respect to future financial advisory or investment banking business. TD Securities may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for Falconbridge, Noranda, Brascan or any Interested Party, and TD Bank may provide banking services to Falconbridge, Noranda, Brascan or any Interested Party.

SCOPE OF REVIEW

        In connection with the Valuations and Fairness Opinion, TD Securities reviewed and relied upon (without attempting to verify independently the completeness or accuracy of) or carried out, among other things, the following:

  1.
  draft Support Agreement dated March 7, 2005;

  2.
  draft terms of the junior preferred shares of Noranda to be issued in connection with the Issuer Bid and discussions with senior management of Noranda regarding the financial impact to Noranda of the junior preferred shares;

  3.
  January 2005 presentation document by Noranda to the Board outlining a proposal for a transaction between Noranda and Falconbridge and a Noranda issuer bid;

  4.
  unaudited financial statements for Falconbridge and Noranda as at and for the year ended December 31, 2004;

  5.
  audited financial statements for Falconbridge and Noranda as at and for the years ended December 31, 2001, 2002, and 2003;

  6.
  annual reports, annual information forms and management information circulars for Falconbridge and Noranda for the years ended December 31, 2001, 2002, and 2003;

  7.
  press releases and other regulatory filings made by Falconbridge and Noranda during the past three years;

  8.
  management-prepared operating and financial projections for each of the primary assets of Falconbridge and Noranda;

  9.
  review of extensive due diligence files contained in a data room prepared by Falconbridge and Noranda including such items as internal management presentations, detailed tax disclosure, engineering reports, loan documents, and material contracts;

  10.
  minutes of the meetings of the Boards of Directors and selected committees of Falconbridge and Noranda;

  11.
  detailed discussions with management of Falconbridge and Noranda regarding the primary assets and operations of each of Falconbridge and Noranda, and other issues deemed relevant;

  12.
  due diligence session with senior management of Falconbridge and Noranda;

  13.
  discussions with Falconbridge's and Noranda's legal counsel;

  14.
  discussions with legal counsel to the Special Committee;

  15.
  discussions with the auditors of Falconbridge;

  16.
  meetings and discussions with the Special Committee;

  17.
  various research publications prepared by equity research analysts, industry sources, and credit rating agencies regarding Falconbridge and Noranda, the base metals industry and other public companies, as TD Securities deemed relevant;

Member of TD Bank Financial Group

  18.
  public information relating to the business, operations, financial performance and stock trading history of Falconbridge and Noranda, and other selected public companies, as TD Securities considered relevant;

  19.
  public information with respect to certain other transactions of a comparable nature, as TD Securities considered relevant; and

  20.
  such other corporate, industry, and financial market information, investigations and analyses as TD Securities considered necessary or appropriate in the circumstances.

        TD Securities has not, to the best of its knowledge, been denied access by Falconbridge or Noranda to any information requested by TD Securities. As the auditors of Noranda declined to permit TD Securities to rely upon information provided by them as a part of any due diligence review, TD Securities did not meet with the auditors of Noranda and has assumed the accuracy and fair presentation of and relied upon the audited consolidated financial statements of Noranda and the reports of the auditors thereon.

PRIOR VALUATIONS

        Falconbridge and Noranda have represented to TD Securities that there have been no independent appraisals or prior valuations (as defined in the Policies) of all or a material part of the properties or assets owned by, or the securities of, Falconbridge or Noranda or any of their respective subsidiaries made in the preceding 24 months and in the possession or control of Falconbridge or Noranda other than those which have been provided to TD Securities or, in the case of valuations or independent appraisals known to Falconbridge or Noranda which they do not have within their possession or control, notice of which has not been given to TD Securities. No such independent appraisals or prior valuations were provided to TD Securities and no such notice has been given to TD Securities.

GENERAL ASSUMPTIONS AND LIMITATIONS

        With the Special Committee's acknowledgement and agreement as provided for in the Engagement Agreement, TD Securities has relied upon the accuracy and completeness of all data and other information obtained by it from public sources or provided to it by Falconbridge and Noranda, and their personnel, advisors, or otherwise, including the certificates identified below (collectively, the "Information"). The Valuations and Fairness Opinion are conditional upon such accuracy and completeness. Subject to the exercise of professional judgment, and except as expressly described herein, TD Securities has not attempted to verify independently the accuracy or completeness of any of the Information.

        With respect to the budgets, forecasts, projections or estimates provided to TD Securities and used in its analyses, TD Securities notes that projecting future results is inherently subject to uncertainty. TD Securities has assumed, however, that such budgets, forecasts, projections and estimates were prepared using the assumptions identified therein which, in the opinion of Falconbridge and Noranda, are (or were at the time of preparation and continue to be) reasonable in the circumstances.

Member of TD Bank Financial Group

        Senior officers of Falconbridge and Noranda have represented to TD Securities in certificates dated March 8, 2005, among other things, that to the best of their knowledge, information and belief after due inquiry (as it relates to Falconbridge in the case of representations by senior officers of Falconbridge and Noranda in the case of representations by senior officers of Noranda): (i) Falconbridge and Noranda have no information or knowledge of any facts public or otherwise not specifically provided to TD Securities relating to Falconbridge or Noranda, or any of their subsidiaries or their respective assets, liabilities, affairs, prospects or condition (financial or otherwise) which would reasonably be expected to affect materially the Valuations and/or the Fairness Opinion to be given by TD Securities; (ii) with the exception of forecasts, projections or estimates referred to in paragraph (iv) below, the information and data provided to TD Securities by or on behalf of Falconbridge and Noranda in respect of Noranda, Falconbridge, and their subsidiaries or their respective assets, liabilities, affairs, prospects or condition (financial or otherwise) in connection with the Offer is or, in the case of historical information and data, was at the date of preparation, true and accurate in all material respects and no additional material, data or information would be required to make the information and data provided to TD Securities not misleading in the light of circumstances in which it was provided; (iii) to the extent that any of the information and data identified in paragraph (ii) above is historical, there have been no changes in any material facts or new material facts since the respective dates thereof which have not been disclosed to TD Securities by Falconbridge and/or Noranda; (iv) any portions of the information and data provided to TD Securities which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of Falconbridge or Noranda, are (or were at the time of preparation and continue to be) reasonable in the circumstances; (v) there have been no independent appraisals or prior valuations (as defined in the Policies) of all or a material part of the properties and assets owned by, or the securities of, Falconbridge, Noranda, or any of their subsidiaries made in the preceding 24 months and in the possession or control of Falconbridge or Noranda other than those which have been provided to TD Securities or, in the case of valuations or independent appraisals known to Falconbridge or Noranda which they do not have within their possession or control, notice of which has not been given to TD Securities; (vi) there have been no offers for or proposed transactions involving all or a material part of the properties and assets owned by, or the securities of, Falconbridge, Noranda, or any of their subsidiaries made in the preceding 24 months which have not been disclosed to TD Securities; (vii) Falconbridge has complied in all material respects with the letter agreement between TD Securities and Falconbridge dated February 2, 2005, including the terms and conditions of Schedule A thereto; (viii) there is no plan or proposal by Falconbridge or Noranda for any material change (as defined in the Securities Act (Ontario)) in the assets, liabilities, affairs, prospects or condition (financial or otherwise) of Falconbridge, Noranda, or any of their subsidiaries which has not been disclosed to TD Securities; and (ix) Falconbridge and Noranda have no knowledge of any material non-public information concerning the securities of Falconbridge, Noranda, or the assets, liabilities, affairs, prospects or condition (financial or otherwise) of Falconbridge, Noranda, and their subsidiaries, considered on a consolidated basis, that has not been generally disclosed, except such information that has been disclosed to TD Securities by Falconbridge or Noranda.

        In preparing the Valuations and Fairness Opinion, TD Securities has made several assumptions, including that all final versions of documents will conform in all material respects to the drafts provided to TD Securities, conditions precedent to the completion of the Offer and Issuer Bid can be satisfied in due course, all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse condition or qualification, the procedures being followed to implement the Offer are valid and effective, the Noranda Circular and Directors' Circular will be distributed to the shareholders of Falconbridge in accordance with the applicable laws, and the disclosure in the Noranda Circular and Directors' Circular will be accurate in all material respects and will comply, in all material respects, with the requirements of all applicable laws. In its analysis in connection with the preparation of the Valuations and the Fairness Opinion, TD Securities made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of TD Securities, Falconbridge, or Noranda.

        In preparing the Valuations and Fairness Opinion, TD Securities assumed that the Offer will result in Noranda acquiring 100% of the Falconbridge Shares held by the Minority Shareholders. TD Securities further assumed that the Issuer Bid will be fully subscribed. For the purposes of the letter, we refer to the new company that results from completion of the Issuer Bid and the Offer that satisfies these assumptions as "NorandaFalconbridge".

        The Valuations and Fairness Opinion are conditional upon all of TD Securities' assumptions being correct and there being no "misrepresentation" (as defined in the Policies) in any Information.

Member of TD Bank Financial Group

        The Valuations and Fairness Opinion have been provided for the use of the Special Committee and are not intended to be, and do not constitute, a recommendation that any holders of Falconbridge Shares tender to the Offer. The Valuations and Fairness Opinion may not be used by any other person or relied upon by any other person other than the Special Committee and the Board without the express prior written consent of TD Securities. The Valuations and Fairness Opinion are rendered as of March 8, 2005, on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of Falconbridge, Noranda, and their respective subsidiaries and affiliates as they were reflected in the Information provided to TD Securities. Any changes therein may affect the Valuations and Fairness Opinion and, although TD Securities reserves the right to change or withdraw the Valuations and Fairness Opinion in such event, it disclaims any undertaking or obligation to advise any person of any such change that may come to its attention, or update the Valuations and Fairness Opinion after such date. In preparing the Valuations and Fairness Opinion TD Securities was not authorized to solicit, and did not solicit, interest from any other party with respect to the acquisition of Falconbridge Shares or other securities of Falconbridge, or any business combination or other extraordinary transaction involving Falconbridge, nor did TD Securities negotiate with any party in connection with any such transaction involving Falconbridge.

        The preparation of a valuation and fairness opinion is a complex process and is not necessarily amenable to partial analysis or summary description. TD Securities believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Valuations and Fairness Opinion. Accordingly, the Valuations and Fairness Opinion should be read in their entirety.

OVERVIEW OF FALCONBRIDGE

        Falconbridge is an integrated base metals company engaged in the exploration, development, mining, processing and marketing of metals and minerals. Falconbridge has mining and mineral processing facilities in Canada, Norway, the Dominican Republic and Chile. Falconbridge is the third-largest producer of refined nickel in the world in addition to being a significant producer of copper, zinc and cobalt. Falconbridge also produces silver, gold, platinum group metals, cadmium, indium and sulphuric acid. The major assets of Falconbridge are described below (percentages in parenthesis indicate Falconbridge's interest in each asset, if less than 100%).

Integrated Nickel Operations ("INO")

        Falconbridge operates four underground nickel/copper mines in the Sudbury, Ontario area: the Craig, Fraser, Lindsley and Lockerby mines. The ore from the Sudbury mines is crushed and ground at Falconbridge's Strathcona mill to produce nickel/copper concentrate and copper concentrate. The nickel/copper concentrate is delivered to Falconbridge's Sudbury smelter and the copper concentrate is delivered to Falconbridge's Kidd Creek mineral processing facilities.

        Falconbridge has begun an underground development program for Nickel Rim South, which is in close proximity to its existing Sudbury projects. Inferred mineral resources at December 31, 2004 were 13.4 million tonnes of 1.8% nickel, 3.3% copper and significant palladium and platinum.

        The Montcalm nickel mine, near Timmins, Ontario, was completed in December 2004 and is now running at full capacity. Montcalm is expected to produce at least 9,000 tonnes of nickel in 2005.

        The Raglan nickel property is located just south of the northern tip of Québec. Its facilities consist of an underground mine, open pit mines, a concentrator, power plant, accommodation and administrative buildings, fresh water supply and fuel storage tanks. Raglan produced approximately 26,600 tonnes of nickel in concentrate in 2004 and is proceeding with an expansion program that is expected to increase annual nickel production by approximately 5,000 tonnes.

        The Sudbury smelter receives concentrates from Falconbridge's Sudbury properties, Montcalm and Raglan. It has a capacity to produce 130,000 tonnes of matte per year which is transported by rail and sea to Falconbridge's Nikkelverk refinery for further processing.

        The Nikkelverk refinery is located in Norway. It processes the matte produced by the Sudbury smelter as well as custom feed from other sources. The refinery has an annual capacity of approximately 85,000 tonnes of nickel, 39,000 tonnes of copper and 4,600 tonnes of cobalt.

Kidd Creek

        The Kidd Creek copper/zinc orebody is located in Timmins, Ontario. The mine produced approximately 41,000 tonnes of copper and 88,000 tonnes of zinc in concentrate in 2004. The ore is transported by a Falconbridge-owned railway to Kidd's mineral processing facilities located 27 kilometres southeast of the minesite. These facilities include a concentrator, copper smelter (ability to produce 150,000 tonnes of blister copper per year) and refinery (ability to produce 147,000 tonnes of copper cathode per year) and a zinc plant (ability to produce 147,000 tonnes of zinc per year).

Member of TD Bank Financial Group

Falcondo (85.26%)

        Falconbridge mines and processes nickel laterite ore at Falcondo located in the Dominican Republic. Mining is carried out from the surface using bulldozers, loaders and trucks. The ore is milled, smelted and refined onsite to produce ferronickel. The facilities include a metallurgical treatment plant, a crude oil processor and a 200 megawatt thermal power plant. The operations use a significant volume of crude oil which is transported to Falcondo through a 70 kilometre pipeline from the coast.

Collahuasi (44%)

        The Collahuasi copper mine is located in northern Chile. Collahuasi mines and mills copper sulphide ores into concentrate and leaches copper oxide ores to produce cathodes. Collahuasi is the world's fourth largest copper producer and has extensive reserves and resources of over 4 billion tonnes of copper ore. Falconbridge's partners are Anglo American plc and a Japanese consortium which hold interests of 44% and 12%, respectively.

Lomas Bayas

        Lomas Bayas currently operates one open pit copper mine. Heap leach grade ore is crushed, placed on leach pads and then treated with solutions containing sulphuric acid to recover the copper. Copper cathode is transported by truck and rail to the coast for shipping overseas.

Koniambo (49%)

        Koniambo is a ferronickel project in New Caledonia and is one of the world's largest and highest grade nickel laterite deposits. At a 1.5% nickel cut-off grade, the deposit contains measured plus indicated resources totaling 142.1 million tonnes at 2.13% nickel in addition to inferred resources of 156 million tonnes at 2.2% nickel. A bankable feasibility study was recently completed which will allow Falconbridge to proceed with finalizing the financing structure for the project if it so chooses.

Ore Reserves and Mineral Resources

        Below are the estimated proven and probable reserves of Falconbridge's largest operating mines as of December 31, 2004, shown on a 100% basis.

Nickel Mines	Tonnes (000's)	Nickel (%)	Copper (%)
Sudbury	11,864	1.20	1.33
Raglan	15,652	2.82	0.78
Montcalm	4,886	1.51	0.73
Falcondo	57,403	1.21	—
Copper Mines	Tonnes (000's)	Copper (%)	Zinc (%)	Silver (g/t)
Kidd Creek	18,066	1.80	6.03	58
Lomas Bayas	342,701	0.34	—	—
Collahuasi	1,849,605	0.90	—	—

Member of TD Bank Financial Group

Historical Financial Results

        The following tables summarize Falconbridge's financial results for the last five years:

	Year Ended December 31,
Income and Cash Flow(1)	2004	2003	2002	2001	2000
	(US$ millions, except per-share amounts)
Revenues	$3,070	$2,083	$1,525	$1,385	$1,757
EBITDA	1,243	550	308	231	560
EBIT	969	301	78	24	368
Net Earnings	672	191	50	17	254
Earnings per Share	3.71	1.03	0.24	0.05	1.39
Capital Expenditures	573	370	234	225	168
Cash Flow from Operations	968	444	228	230	446
Cash Flow per Share	5.39	2.48	1.93	1.30	2.52
	Year Ended December 31,
Balance Sheet Data(1)
	2004	2003	2002	2001	2000
	(US$ millions, except per-share amounts)
Working Capital	$943	$649	$443	$356	$470
Total Assets	5,118	4,172	3,398	3,293	3,307
Liabilities and Minority Interest	2,555	2,234	1,882	1,794	1,681
Shareholders' Equity	2,563	1,938	1,516	1,499	1,625

(1)
Based on the 2004 unaudited financial statements and five-year review in the 2003 Falconbridge annual report.

Falconbridge Shares Trading Information

        The Falconbridge Shares are listed on the Toronto Stock Exchange (the "TSX") under the symbol FL. The following table sets forth, for the periods indicated, the high and low closing prices quoted and the volume traded on the TSX:

	TSX
	Closing Price (C$)		Volume
Period
	High	Low	(000's)
January 2004	35.70	29.45	16,725,911
February 2004	36.00	29.65	16,635,816
March 2004	37.01	32.60	11,836,594
April 2004	35.25	29.00	9,755,812
May 2004	31.60	28.35	12,471,411
June 2004	33.85	30.10	10,970,089
July 2004	33.63	29.60	7,066,607
August 2004	31.90	28.35	6,755,359
September 2004	33.85	30.45	8,384,642
October 2004	34.15	30.65	8,873,128
November 2004	31.75	29.60	6,334,241
December 2004	31.10	28.35	7,493,513
January 2005	30.80	28.45	9,661,664
February 2005	36.10	31.89	11,205,025
March 1, 2005, to March 7, 2005	36.85	34.88	2,878,581

January 1, 2004, to March 7, 2005	37.01	28.35	147,048,393

Member of TD Bank Financial Group

        Certain details of the Offer were announced prior to the commencement of trading on March 9, 2005. Trading in Falconbridge Shares was halted on the TSX in the afternoon of March 8, 2005, due to possible speculation in the market of a transaction as evidenced by a significant share price increases and large trading volumes in Falconbridge Shares and Noranda common shares. The closing prices of the Falconbridge Shares on the TSX on March 8, 2005 and March 7, 2005, were C$39.15 and C$36.85, respectively.

OVERVIEW OF NORANDA

        Noranda is an integrated base metals company engaged in the exploration, development, mining, processing and marketing of metals and minerals. Noranda is engaged primarily in the production of copper, zinc, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. Through its approximately 59% ownership of Falconbridge, Noranda has substantial indirect interests in the production of nickel, among other metals and minerals.

        A detailed description of Falconbridge's operations is presented earlier in this letter. The balance of this section reviews Noranda's other major assets (percentages in parenthesis indicate Noranda's interest in each asset, if less than 100%).

Antamina (33.75%)

        The Antamina deposit is located in Peru and is one of the largest copper/zinc orebodies in the world, with a milling rate of 70,000 tonnes per day. Other owners of Antamina include BHP Billiton plc (33.75%), Teck Cominco Limited (22.5%) and Mitsubishi Corporation (10%). Noranda also has a 1.65% net proceeds interest ("NPI") in Antamina which was obtained as part of a transaction with Inmet Mining Corporation in July 2003.

Altonorte

        Altonorte is a copper smelter located in northern Chile. Its annual capacity is 290,000 tonnes of copper anode and 700,000 tonnes of sulphuric acid. Altonorte processes copper concentrate from third-party mines located mainly in Chile.

Horne / CCR

        The Horne copper smelter is located in Rouyn-Noranda, Quebec. The Horne's feed is primarily sourced from third-parties and to a lesser extent from Antamina and Collahuasi. The CCR refinery processes copper anodes from the Horne and Altonorte smelters and other unrefined copper and precious metals from Noranda and third-party sources.

Zinc Operations

        Noranda produces zinc and copper concentrates at its mines and processes zinc concentrate at the CEZ refinery owned by Noranda Income Fund (25% owned by Noranda). The zinc business unit also produces lead concentrates at the Brunswick mine (which is the third largest zinc mine in the world) and procures and processes lead/silver concentrates and residues at the Brunswick smelter.

Aluminum Operations

        Noranda acquired interests in bauxite mining assets in Jamaica and an alumina refinery in Gramercy, Louisiana in October 2004. Together with Noranda's existing aluminum assets at the time, this created a fully-integrated aluminum business.

        Noranda operates an aluminum reduction smelter in New Madrid, Missouri with capacity of 250,000 tonnes annually. The smelter receives substantially all of its alumina requirements from the Gramercy alumina refinery. Both operations are located on the Mississippi River which facilitates transportation.

        Through wholly owned Norandal USA, Inc. ("Norandal"), Noranda is the second largest producer of aluminum foil products in the U.S. Norandal operates four aluminum rolling mills in North Carolina, Arkansas and Tennessee. Norandal's operations purchase the majority of their primary metal requirements from third-parties.

Member of TD Bank Financial Group

Other Operations

        Noranda has significant development properties located in Argentina (El Pachón, copper), Chile (El Morro, copper porphyry deposit), Australia (Lady Loretta, zinc; Lennard Shelf, zinc restart), Papua New Guinea (Nena / Frieda, copper/gold) and Canada (Perseverance, zinc/copper). These projects are at various stages of development.

        Noranda participates in the magnesium business through its 80% ownership of Magnola Metallurgy Inc. ("Magnola"). Noranda shut down the plant indefinitely in January 2003 due to structural changes in the magnesium market. Magnesium now sells for below the cash production costs of Magnola due to significant low-cost Chinese production.

Ore Reserves and Mineral Resources

        Below are the estimated proven and probable reserves of Noranda's largest operating mines as of December 31, 2004 shown on a 100% basis:

Copper Mines	Tonnes (000's)	Copper (%)	Zinc (%)
Antamina	468,000	1.22	0.97
Zinc Mines	Tonnes (000's)	Zinc (%)	Copper (%)	Lead (%)	Silver (g/t)
Brunswick	17,435	8.93	0.34	3.62	104.8

Historical Financial Results

        The following tables summarize Noranda's financial results for the last five years:

	Year Ended December 31,
Income and Cash Flow(1)
	2004	2003	2002	2001(2)	2000(2)
	(US$ millions, except per-share amounts)
Revenues	$6,978	$4,657	$3,873	$3,978	$4,650
EBITDA	1,766	778	497	541	1,272
EBIT	1,267	288	7	(71)	752
Net Earnings (Loss)	551	23	(447)	(60)	195
Earnings (Loss) per Share	1.78	—	(1.93)	(0.33)	0.77
Capital Expenditures	666	489	528	868	886
Cash Flow from Operations	1,191	413	380	243	614
Cash Flow per Share	4.01	1.40	1.58	1.02	2.58
	Year Ended December 31,
Balance Sheet Data(1)
	2004	2003	2002	2001(2)	2000(2)
	(US$ millions, except per-share amounts)
Working Capital	$1,443	$1,057	$610	$552	$1,219
Total Assets	9,611	8,328	7,102	12,141	11,778
Liabilities and Minority Interest	6,552	5,731	5,244	8,344	7,684
Shareholders' Equity	3,059	2,597	1,858	3,797	4,094

(1)
2004 and 2003 are based on the 2004 unaudited financial statements. 2002, 2001 and 2000 are based on the five-year review disclosed in the 2003 Noranda annual report and the financial statements for 2002 and 2001.

(2)
The following items were taken from the 2002 and 2001 financial statements and were not restated to conform with the 2003 presentation of financial results: EBITDA, EBIT, Total Assets, Liabilities and Minority Interest, and Shareholders' Equity.

Member of TD Bank Financial Group

Noranda Shares Trading Information

        Noranda's common shares are listed on the TSX and New York Stock Exchange (the "NYSE") under the symbol NRD. The following table sets forth, for the periods indicated, the high and low closing prices quoted and the volume traded on the TSX and NYSE:

	TSX			NYSE
	Closing Price (C$)		Volume	Closing Price (US$)		Volume
Period
	High	Low	(000's)	High	Low	(000's)
January 2004	21.55	18.80	32,583,828	16.95	14.21	2,367,600
February 2004	21.91	19.22	24,295,140	16.45	14.44	1,672,800
March 2004	23.64	21.70	33,218,996	18.06	16.30	2,402,900
April 2004	24.50	19.25	20,002,589	18.70	14.15	2,272,900
May 2004	23.10	19.68	20,351,677	16.80	14.16	2,043,300
June 2004	24.20	20.75	37,574,057	17.80	15.12	2,700,500
July 2004	24.24	22.28	25,907,775	18.46	16.84	2,256,800
August 2004	22.24	20.77	12,864,958	16.99	15.80	1,669,800
September 2004	22.60	21.60	21,396,325	17.61	16.63	1,984,800
October 2004	22.10	20.23	28,109,420	17.51	16.24	1,666,400
November 2004	21.30	20.50	27,863,239	18.16	16.85	2,542,500
December 2004	21.35	20.20	12,835,825	17.98	16.55	2,517,700
January 2005	20.95	19.83	12,168,573	17.34	16.27	1,962,600
February 2005	23.38	21.30	23,034,096	18.90	16.98	2,947,300
March 1, 2005, to March 7, 2005	23.11	22.76	3,908,157	18.86	18.35	841,300

January 1, 2004, to March 7, 2005	24.50	18.80	336,114,655	18.90	14.15	31,849,200

        Certain details of the Offer were announced prior to the commencement of trading on March 9, 2005. Trading in Noranda common shares was halted on the TSX and NYSE in the afternoon of March 8, 2005, due to possible speculation in the market of a transaction as evidenced by significant share price moves and large trading volumes in Noranda common shares and Falconbridge Shares. The closing prices of Noranda common shares on the TSX on March 8, 2005 and March 7, 2005, were C$23.30 and C$22.81, respectively. The closing prices of Noranda common shares on the NYSE on March 8, 2005 and March 7, 2005, were US$19.25 and US$18.60, respectively.

APPROACH TO VALUE

        The Valuations are based upon techniques and assumptions that TD Securities considers appropriate in the circumstances for the purposes of arriving at an opinion as to the range of fair market values of the Falconbridge Shares and the range of fair market values of the Consideration. The Policies require that a formal valuation include a valuation of any non-cash consideration being offered as part of the Offer, except in certain circumstances outlined in the Policies. TD Securities has therefore determined the fair market value of the Consideration as part of the Valuations.

        The net asset values ("NAVs") of Falconbridge and the Consideration have also been derived by TD Securities and are presented herein to allow the Minority Shareholders to compare the NAV of the Falconbridge Shares to the NAV of the Consideration.

Member of TD Bank Financial Group

DEFINITION OF FAIR MARKET VALUE

        For purposes of the Valuations, fair market value is defined as the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay a prudent and informed seller, each acting at arm's length with the other and under no compulsion to act. TD Securities has made no downward adjustment to the fair market value of the Falconbridge Shares to reflect the liquidity of the Falconbridge Shares or the fact that the Falconbridge Shares held by individual holders do not form part of a controlling interest.

        Similarly, TD Securities has made no downward adjustment to the fair market value of the Consideration to reflect the liquidity of the Consideration or the fact that the Consideration received by individual holders of Falconbridge Shares does not form part of a controlling interest.

VALUATION METHODOLOGIES

        In determining the fair market value of the Falconbridge Shares and the Consideration, TD Securities relied primarily on the comparable precedent transactions approach. As a secondary methodology, TD Securities considered the comparable trading approach.

Comparable Precedent Transactions Approach

        TD Securities identified and reviewed seven comparable precedent transactions involving companies in the base metals sector which are pending or have been concluded and for which there is sufficient public information to derive valuation multiples (see Table 1 in Appendix A). The comparable precedent transactions approach consists of selecting appropriate value benchmarks based on recently completed transactions of a comparable nature and applying these value benchmarks to the appropriate Falconbridge and Noranda metrics. In the case of Noranda, the metrics utilized in the analysis were adjusted to be pro forma for the completion of the Offer and the Issuer Bid. The transaction multiples are based on arm's length transactions of businesses that are, where possible, similar in size, operating characteristics, risk profile and asset type, among other factors, to Falconbridge's and Noranda's activities. The process of analyzing valuation multiples implied by comparable precedent transactions and applying these multiples to Falconbridge and Noranda involves certain judgements and assumptions concerning the financial performance and operating characteristics of the companies involved.

        TD Securities considered the following multiples of trailing 12-month reported performance to be the most relevant: price to earnings ("P/E"), price to cash flow ("P/CF") and enterprise value to EBITDA ("EV/EBITDA").

Comparable Trading Approach

        TD Securities also reviewed the market trading multiples of selected base metal companies that it considered relevant to determine whether a public market trading analysis might imply values which exceed values determined by the compararable precedent transactions approach. Based on this review, TD Securities concluded that the public market trading approach implied values that were generally equal to or below the values determined by the comparable precedent transactions analysis. Given the foregoing and the fact that market trading prices generally reflect minority discount values, TD Securities relied on market trading multiples as a secondary methodology, and applied less emphasis to the values derived using this methodology relative to the weight applied to the values obtained through the comparable precedent transactions approach.

        For the purposes of its review of market trading multiples, TD Securities identified and reviewed eight publicly traded base metals companies (see Table 2 in Appendix A). TD Securities considered P/E, P/CF and EV/EBITDA multiples as the most relevant when applying this methodology. TD Securities selected appropriate value benchmarks and applied them to the relevant financial parameters of Falconbridge and Noranda. In the case of Noranda, the metrics utilized in the analysis were adjusted to be pro forma for the completion of the Offer and the Issuer Bid. In selecting relevant benchmarks, TD Securities applied more emphasis on the multiples of the mid-tier producers than the large cap producers due to the relative sizes of Falconbridge and Noranda versus the comparables. In addition to considering trailing 12-month reported performance, TD Securities also considered, in the case of the P/E and P/CF methodologies, multiples of prospective results based on research analyst estimates of one-year forward performance.

Member of TD Bank Financial Group

NAV APPROACH

Overview

        TD Securities also considered a NAV approach to both the Falconbridge Shares and the Consideration. The NAV approach builds up a value by separately considering each operating, development, exploration and financial asset, whose individual values are estimated through the application of that methodology viewed as most appropriate in the circumstances, net of obligations, and liabilities, including reclamation and closure costs, and the present value of corporate expenses that are not directly attributable to the operating and development assets. The NAV approach adopts a prospective view in regard to commodity prices and explicitly addresses the unique characteristics of each major asset.

        To value the operating mines and smelters and selected development projects, TD Securities relied primarily on a discounted cash flow ("DCF") analysis whereby it discounted the cash flows of each asset over a horizon equal to the remaining life of the asset and at a prescribed discount rate to generate present values. As a basis for the development of the projected cash flows, TD Securities reviewed unaudited projected operating and financial statements for the major operating divisions, subsidiaries and affiliates of Falconbridge and Noranda prepared by management of such entities and/or management of Falconbridge and/or Noranda (the "Management Forecasts"). TD Securities also reviewed the relevant underlying assumptions (on an asset by asset basis) including, but not limited to, metal prices, production rates, operating costs, and capital expenditures, and had detailed discussions with senior management of Falconbridge and Noranda. The Management Forecasts and underlying assumptions were reviewed for reasonableness and were compared to sources considered relevant including third-party research. Based on this review, TD Securities developed its own forecast (the "TD Securities Forecast"), formed independently with the benefit of its understanding of the assumptions behind the Management Forecasts.

Commodity Price and Exchange Rate Assumptions

        The most significant differences between the TD Securities Forecast and the Management Forecasts were as a result of TD Securities applying more conservative commodity and exchange rate assumptions.

        Forecast commodity prices and exchange rate assumptions are a critical determinant of the outcome of the DCF approach. Future commodity prices and exchange rates are very difficult to predict and different views can have a very significant impact on resulting DCF values. TD Securities used its experience and exercise of professional judgement to select the base assumptions below (the "Base Assumptions") from several sources including third-party industry studies and research analyst views. Sensitivity analysis was performed to consider the impact of changes in the Base Assumptions.

        A summary of the Base Assumptions used in our DCF analysis is as follows:

Commodity	2005	2006	2007	2008	2009	After 2009
Metals (¢/lb)
Nickel	625	525	525	450	400	350
Copper	140	130	130	110	100	95
Zinc	60	60	60	55	55	55
Aluminum	80	75	75	75	75	75
Oil (WTI, $/bbl)	40	35	30	25	25	25
C$/US$	1.25	1.29	1.33	1.33	1.33	1.33

Member of TD Bank Financial Group

Discount Rate

        Projected unlevered and constant-dollar free cash flows were discounted based on the real weighted average cost of capital ("WACC") for Falconbridge. The WACC for Falconbridge was calculated based upon Falconbridge's real after tax cost of debt and equity, weighted based upon an assumed optimal capital structure. The assumed optimal capital structure was determined based upon a review of the capital structures of comparable companies and the risks inherent in Falconbridge and the base metals industry. The cost of debt for Falconbridge was calculated based on the real risk free rate of return and an appropriate borrowing spread to reflect credit risk at the assumed optimal capital structure. TD Securities used the capital asset pricing model ("CAPM") approach to determine the appropriate cost of equity. The CAPM approach calculates the cost of equity with reference to the risk free rate of return, the volatility of equity prices relative to a benchmark ("beta") and the equity risk premium. TD Securities reviewed a range of unlevered betas for Falconbridge and a select group of comparable companies that have risks similar to Falconbridge in order to select the appropriate beta for Falconbridge. The selected unlevered beta was levered using the assumed optimal capital structure for Falconbridge and was then used to calculate the cost of equity. Table 7 in Appendix A lays out the assumptions used by TD Securities in estimating the WACC of Falconbridge.

        Based on the foregoing, we selected a base discount rate of 8% for our DCF analysis of the assets of Falconbridge. This rate was adjusted upwards in the case of higher risk projects.

        TD Securities viewed the risks inherent in the assets of Noranda to be similar to those inherent in the assets of Falconbridge. We therefore used the same methodology as discussed above in arriving at a base discount rate of 8% for our DCF analysis of the assets of Noranda. This rate was adjusted upwards in the case of higher risk projects.

Results of the NAV Approach

        The NAV analysis yielded values below those obtained in the comparable precedent transactions analysis and the comparable trading analysis. As the NAV methodology adopts a prospective, long-term view with respect to commodity prices, it is not as sensitive to the current levels of commodity prices as are the comparable precedent transactions analysis and comparable trading analysis, which are based on metrics which reflect the current high level of commodity prices. At this stage of the commodity price cycle, we generally observe that publicly traded mining companies are trading at premiums to their NAVs. We would expect the values of the Falconbridge Shares and the Consideration to also be at a premium to their NAVs. Since the NAV approach requires the valuator to make a number of assumptions, valuators could derive different NAVs for the same assets. Therefore it is difficult to observe premiums to NAV in the market and it is difficult to otherwise determine a reliable basis for selecting the appropriate premiums to NAV at which the Falconbridge Shares and the Consideration should be valued. Thus TD Securities did not rely on this method for arriving at fair market value of the Falconbridge Shares or the Consideration. Instead we compared the range of NAVs of the Falconbridge Shares to the range of NAVs of the Consideration. We also derived the implied hypothetical exchange ratios based on the NAVs of the Falconbridge Shares and the Consideration and compared them to the Exchange Ratio. We believe that these results are relevant for the Fairness Opinion and that this approach provides Minority Shareholders with additional information that may help them to assess the Exchange Ratio and the relative values of the Falconbridge Shares and the Consideration.

APPLICATION OF VALUATION METHODOLOGIES TO THE FALCONBRIDGE SHARES

Comparable Precedent Transactions Approach

        The seven comparable precedent transactions TD Securities relied on to select multiples are listed in Table 1 in Appendix A. TD Securities believes the appropriate EV/EBITDA multiple for Falconbridge to be in the range of 6.0x to 7.0x, the appropriate P/E multiple to be in the range of 8.0x to 11.0x and the appropriate P/CF multiple to be in the range of 5.5x to 7.0x. These multiples were applied to the 2004 (unaudited) results of Falconbridge.

Member of TD Bank Financial Group

        The following is a summary of the results of the comparable precedent transactions analysis which implies a range of values of US$32.61 to US$41.45 per Falconbridge Share:

	Selected Multiple Range		Implied Equity Value (US$MM)
	Low	High	Low	High
Enterprise Value to EBITDA2004	6.0x	7.0x	$6,504	$7,747
Price to Earnings2004	8.0x	11.0x	5,320	7,315
Price to Cash Flow2004	5.5x	7.0x	5,830	7,420

Selected Value Range			$5,900	$7,500
Implied Value per Falconbridge Share			US$32.61	US$41.45

Comparable Trading Approach

        The eight publicly traded companies TD Securities relied on to select appropriate multiples are listed in Table 2 in Appendix A. TD Securities believes that the appropriate trailing EV/EBITDA multiple for Falconbridge to be in the range of 5.0x to 6.0x, the appropriate trailing P/E multiple to be in the range of 9.0x to 10.5x (10.0x to 11.0x on a prospective basis) and the appropriate trailing and prospective P/CF multiples to be in the range of 5.5x to 6.5x. These multiples were applied to the 2004 (unaudited) results of Falconbridge in the case of trailing multiples and to analyst forecasts for Falconbridge in the case of prospective multiples.

        The following is a summary of the results of the comparable trading analysis which implies a range of values of US$31.78 to US$37.30 per Falconbridge Share:

	Selected Multiple Range		Implied Value (US$MM)
	Low	High	Low	High
Enterprise Value to EBITDA2004	5.0x	6.0x	$5,261	$6,504
Price to Earnings:
— 2004	9.0x	10.5x	5,985	6,983
— 2005	10.0x	11.0x	6,382	7,020
Price to Cash Flow:
— 2004	5.5x	6.5x	5,830	6,890
— 2005	5.5x	6.5x	5,751	6,797

Selected Value Range			$5,750	$6,750
Implied Value per Falconbridge Share			US$31.78	US$37.30

Fair Market Value of the Falconbridge Shares

        To arrive at a range of fair market values for the Falconbridge Shares TD Securities primarily relied on the comparable precedent transactions approach and used the comparable company trading approach as a secondary methodology. Based upon and subject to the foregoing, TD Securities is of the opinion that, as of March 8, 2005, the fair market value of the Falconbridge Shares is in the range of US$32.50 to US$38.50 per Falconbridge Share.

Member of TD Bank Financial Group

NAV Approach

Operating Assets

        The value ranges of Falconbridge's major operating assets were derived from DCF analysis based on the TD Securities Forecast. Low and high case scenarios were determined by making assumptions regarding initiatives that are currently being considered by Falconbridge:

  1.
  Raglan's high case includes further expansion and optimization of the concentrator equipment to increase annual production rates. The low case only attributes 50% of the value resulting from successful implementation;

  2.
  Montcalm's high case includes successful expansion of milling capacity;

  3.
  Kidd Creek's high case includes full production from Stage II of the depth extension of the Kidd mine orebody ("Mine D"); and

  4.
  Collahuasi's high case includes a Phase III expansion, involving adding another grinding line and accelerating the production rate of the Rosario pit.

        An aggregation of the financial forecasts for the major operating assets of Falconbridge for the years 2005 to 2009 is as follows for selected key line items in the TD Securities Forecast, for each asset assuming the high case scenario:

	Year Ending December 31,
(US$ MM)	2005	2006	2007	2008	2009
Revenues	$3,122	$2,818	$2,794	$2,533	$2,444
EBITDA	1,242	1,105	1,187	965	953
Capital Expenditures	403	422	503	310	264

Note: Includes Integrated Nickel Operations, Kidd Creek, NorFalco (35%), Falcondo (85.26%), Collahuasi (44%), and Lomas Bayas.

        The results of the DCF analysis are as follows:

	Value Range (US$MM)
OPERATING ASSETS	Low		High
Integrated Nickel Operations (INO)
Raglan	$651	–	$782
Montcalm	209	–	245
Sudbury (including Nickel Rim South)	548	–	548
Smelting / Refining	611	–	611

Total INO	$2,020	–	$2,187
Kidd Creek Operations	317	–	390
NorFalco (35%)	27	–	27
Falcondo (85.26%)	253	–	253
Collahuasi (44%)	1,531	–	1,774
Lomas Bayas (excluding Fortuna de Cobre)	362	–	362

Total Operating Assets	$4,510	–	$4,993

Exploration and Development Assets

        The value of Falconbridge's exploration and development assets was based on several methods including DCF analysis (at a discount rate of 10% to incorporate the additional risk inherent in exploration and development projects), pricing multiples of exploration companies with similar properties (see Table 3 in Appendix A), transactions involving comparable target assets (see Table 4 in Appendix A), book values of the assets, as well as exploration expenditures to date.

Member of TD Bank Financial Group

        Under the Base Assumptions, the DCF value of Koniambo is negative. However, given the scale of the project and the potential value associated with the ability to develop the project in certain metal price scenarios above where TD Securities has forecast, we believe that there is positive value to the asset. For the purpose of the Valuation we have used the book value of the asset as a proxy for value.

        There is significant value in the technology Falconbridge has developed particularly for its metallurgical operations. However, we only separately ascribed value to the technology for which the benefits had not already been recognized in the TD Securities Forecast of Falconbridge's smelters, refineries or other assets.

	Value Range (US$MM)
EXPLORATION AND DEVELOPMENT ASSETS	Low		High
Koniambo (49%)	$180	–	$180
Technology (investment in hydrometallurgical technologies)	12	–	25
Other Exploration and Development Assets(1)	64	–	73

Total Exploration and Development Assets	$256	–	$277

(1)
Includes the Fortuna de Cobre project and various investments in exploration properties and companies.

Financial Assets and Liabilities

        We have shown below the present value of expected future Canadian mining and income taxes outside of the individual Canadian assets. The remainder of the financial assets and liabilities presented below were valued at their book values except as described in the footnotes.

	Value Range (US$MM)
FINANCIAL ASSETS AND LIABILITIES	Low		High
Financial Assets
Cash and Cash Equivalents	$645	–	$645
Net Working Capital(1)	248	–	248
Other Assets	26	–	26

Total Financial Assets	$919	–	$919

Financial Liabilities
Debt(2)	($1,441)	–	($1,441)
Site Reclamation Costs	(149)	–	(149)
Canadian Mining Taxes	(48)	–	(82)
Canadian Income Taxes	0	–	(17)
Canadian Income Taxes Synergies	0	–	13
Employee Future Benefits	(445)	–	(445)
Other Liabilities	(45)	–	(45)
Corporate Selling, General and Administrative Costs(3)	(211)	–	(211)
Preferred Equity(4)	(173)	–	(166)

Total Financial Liabilities	($2,513)	–	($2,543)

(1)
Estimated present value of existing working capital to be recovered after life-of-mine and plant operating plans are complete.

(2)
Marked-to-market and incorporates the effect of interest rate and currency hedges.

(3)
Present value of the estimated overhead expenses required to complete life-of-mine and plant operating plans.

(4)
In the case of publicly-traded preferred shares, valued based on market trading prices in the low case and book value in the high case.

Member of TD Bank Financial Group

NAV Conclusions

        The following summarizes the above NAV analysis:

	Value Range (US$MM)
	Low	High
Operating Assets	$4,510	$4,993
Exploration and Development Assets	256	277
Financial Assets	919	919
Financial Liabilities	(2,513)	(2,543)

Net Asset Value	$3,172	$3,646

        Based on the foregoing, the range of NAVs for Falconbridge is US$3,172 million to US$3,646 million or US$17.60 to US$20.21 per Falconbridge Share.

Sensitivity Analysis

        The table below demonstrates the impact on the estimated NAV per Falconbridge Share of changing the forecast assumptions of key commodity and foreign exchange variables.

Variable	Change	NAV Impact per Falconbridge Share (US$)(1)
Price of Copper	+5¢/lb.	$1.81
Price of Nickel	+25¢/lb.	1.60
Price of Zinc	+5¢/lb.	0.54
US$/ C$ Exchange Rate	+5¢	1.67
Base WACC	+0.5%	(0.85)

(1)
Change in the midpoint of the range of NAVs per Falconbridge Share.

Benefits to a Purchaser of Acquiring 100% of the Falconbridge Shares

        TD Securities reviewed and considered whether any distinctive material value would accrue to Noranda or any other purchaser through the acquisition of all the Falconbridge Shares.

        TD Securities believes that a number of the most likely buyers for Falconbridge would have excess tax pools in Canada with which to fully shield the future taxable income of Falconbridge. We assumed that such buyers would otherwise have limited near term uses for these excess tax pools and, in an open auction, would pay away 75% of the incremental value generated by these tax benefits to the holders of the Falconbridge Shares. As a result, we included this incremental value in the analysis of the NAV of Falconbridge Shares.

        TD Securities believes that because Falconbridge already operates under an integrated structure with Noranda, it would be difficult for any potential purchaser to realize additional overhead savings and therefore have not assumed any material savings related to corporate costs. We did however reduce overhead expenses to a level necessary only to complete existing life-of-mine and plant operating plans and included this incremental value in the analysis of the NAV of Falconbridge Shares.

        Based on discussions with Falconbridge and Noranda, TD Securities concluded that there was only one potential purchaser that may be able to achieve material operating cost synergies. Since there are no other purchasers who could obtain these savings, it is unlikely that the most synergistic purchaser would be willing to pay for the incremental value generated by these synergies to holders of the Falconbridge Shares in an open auction for Falconbridge. As a result, we have not included this incremental value in the analysis of the NAV of Falconbridge Shares.

Member of TD Bank Financial Group

APPLICATION OF VALUATION METHODOLOGIES TO THE CONSIDERATION

Comparable Precedent Transactions Approach

        We believe that a similar approach to NorandaFalconbridge as Falconbridge is appropriate since we believe the businesses have similar characteristics, especially considering that a significant part of NorandaFalconbridge will consist of the assets of Falconbridge. TD Securities therefore selected the same multiples in its comparable precedent transaction approach for NorandaFalconbridge as in the comparable precedent transactions approach for Falconbridge. These multiples were applied to the 2004 (unaudited) results of Noranda adjusted for the assumed successful completion of the Offer and the Issuer Bid.

        The following is a summary of the results of the comparable precedent transactions analysis which implies a range of values of US$18.99 to US$23.87 per NorandaFalconbridge Share:

	Selected Multiple Range		Implied Equity Value (US$MM)
	Low	High	Low	High
Enterprise Value to EBITDA2004	6.0x	7.0x	$7,296	$9,175
Price to Earnings2004	8.0x	11.0x	5,700	7,838
Price to Cash Flow2004	5.5x	7.0x	7,329	9,328

Selected Value Range			$7,000	$8,800
Implied Value per NorandaFalconbridge Share			US$18.99	US$23.87

Comparable Trading Analysis

        As with the comparable precedent transactions analysis, TD Securities selected the same multiples for NorandaFalconbridge as in the comparable trading analysis for Falconbridge.

        The following is a summary of the results of the comparable trading analysis which implies a range of values of US$18.45 to US$21.16 per NorandaFalconbridge Share:

	Selected Multiple Range		Implied Value (US$MM)
	Low	High	Low	High
Enterprise Value to EBITDA2004	5.0x	6.0x	$5,417	$7,296
Price to Earnings:
— 2004	9.0x	10.5x	6,413	7,481
— 2005	10.0x	11.0x	7,100	7,810
Price to Cash Flow:
— 2004	5.5x	6.5x	7,329	8,661
— 2005	5.5x	6.5x	7,234	8,549

Selected Value Range			$6,800	$7,800
Implied Value per Share of NorandaFalconbridge			US$18.45	US$21.16

Fair Market Value of the Consideration

        To arrive at a range of fair market values for the Consideration TD Securities primarily relied on the comparable precedent transactions approach and used the comparable company trading analysis as a secondary methodology. We selected a value of NorandaFalconbridge shares of US$19.00 to US$23.00. We then multiplied these values by the Exchange Ratio to arrive at the fair market value of the Consideration. Based upon and subject to the foregoing, TD Securities is of the opinion that, as of March 8, 2005, the fair market value of the Consideration is in the range of US$33.63 to US$40.71.

Member of TD Bank Financial Group

NAV Approach

        With regards to the assets contained in the 100%-owned Falconbridge subsidiary following the assumed successful completion of the Offer, we used the same range of values as in the Falconbridge standalone NAV analysis above. We therefore focus on the unconsolidated assets of Noranda in this section.

Operating Assets

        The value ranges of Noranda's non-Falconbridge operating assets were derived from DCF analysis based on the TD Securities Forecast.

        In the case of Altonorte, low and high case scenarios were run based on probabilities of sourcing additional feed to proceed with a capacity expansion and the extent to which Altonorte is able to take advantage of opportunities associated with being physically located in Chile versus current and potential customers' alternative of having to incur the costs of shipping concentrates overseas. Low and high case scenarios were also employed for Horne / CCR in which different assumptions were made with respect to the ability to replace feed from current customers whose mines are expected to be closed in the near to medium term. The Brunswick Mine high case assumes new discoveries above the proven and probable reserve estimates disclosed above.

        For Noranda's aluminum assets, comparable trading analysis was performed on the primary and foil operations based on the relevant multiples selected from Table 6 in Appendix A to test the reasonableness of the DCF analysis. Norandal's high case scenario contemplates capacity expansion. Noranda's other aluminum assets were valued using a combination of DCF and book value approaches.

        An aggregation of the financial forecasts for the non-Falconbridge major operating assets of Noranda for the years 2005 to 2009 is as follows for selected key line items in the TD Securities Forecast, for each asset assuming the high case scenario:

	Year Ending December 31,
(US$ MM)	2005	2006	2007	2008	2009
Revenues	$2,119	$2,110	$2,081	$2,080	$2,046
EBITDA	669	649	606	589	539
Capital Expenditures	101	144	94	124	101

Note: Includes Altonorte, Horne / CCR, Antamina (33.75%) (NPI included in EBITDA), Brunswick Mine, Primary and Foil Aluminum.

        The results of the DCF analysis are as follows:

	Value Range (US$MM)
OPERATING ASSETS	Low		High
Falconbridge Operating Assets	$4,510	–	$4,993
Noranda Operating Assets
Altonorte	769	–	854
Horne / CCR	244	–	307
Antamina (33.75%)	1,085	–	1,085
Brunswick Mine	382	–	425
Other Zinc(1)	(22)	–	(10)
Primary Aluminum (New Madrid)	550	–	600
Foil Aluminum (Norandal)	500	–	550
Other Aluminum(2)	90	–	175

Total Operating Assets	$8,108	–	$8,978

(1)
Includes Half Mile Lake Mine, Brunswick Smelter, NorFalco (65%), Generale Smelter and present value of forecast zinc unit SG&A.

(2)
Includes the Gramercy alumina plant, St. Ann Bauxite mine, American Racing Equipment, Inc. and the Alumysa aluminum smelter project.

Member of TD Bank Financial Group

Exploration and Development Assets

        The value of NorandaFalconbridge's exploration and development assets was based on several methods including DCF analysis (at a discount rate of 10% to incorporate the additional risk inherent in exploration and development projects), pricing multiples of exploration companies with similar properties (see Table 3 in Appendix A), transactions involving comparable target assets (see Table 4 in Appendix A), book value of the assets, as well as exploration expenditures to date.

	Value Range (US$MM)
EXPLORATION AND DEVELOPMENT ASSETS	Low		High
Falconbridge Exploration and Development Assets	$256	–	$277
Noranda Exploration and Development Assets
El Pachón	43	–	94
El Morro (70%)	27	–	64
Nena / Frieda (72%)	39	–	85
Perseverance (90%)	21	–	54
Lady Loretta (75%)	22	–	92
Lennard Shelf (50%)	22	–	37
Other Exploration Properties(1)	60	–	80

Total Exploration and Development Assets	$490	–	$783

(1)
Includes the El Pilar project and various investments in exploration properties and companies.

Other Assets

        NorandaFalconbridge's share in the Noranda Income Fund was valued using the market price of the publicly-traded income fund units. The individual zinc mines that supplied feed to the Noranda Income Fund were assumed to be charged a third-party market rate for processing for the purposes of TD Securities' DCF analysis. The present value of the difference in cash flows resulting from the assumed market rate and the contracted rate charged by the Noranda Income Fund is captured in the table below.

        Due to the fact that Magnola is currently shutdown, the nature of the current magnesium market, and the high degree of uncertainty surrounding the future of the magnesium market, we valued Magnola at a 50% discount to its book value in the high case scenario and at estimated salvage value in the low case scenario.

        Novicourt was valued based on its public market trading price.

	Value Range (US$MM)
OTHER ASSETS	Low		High
Noranda Income Fund (25%) / Zinc Concentrate Contract	$103	–	$103
Magnola (80%)	50	–	136
Novicourt (62%)	41	–	41

	$194	–	$280

Financial Assets and Liabilities

        This section incorporates the US$1.25 billion of junior preferred shares, assuming 100% take-up of the Issuer Bid, at their initial redemption price of US$25.25 per share. The remainder of the financial assets and liabilities presented below were valued at their book values except as described in the footnotes.

Member of TD Bank Financial Group

	Value Range (US$MM)
FINANCIAL ASSETS AND LIABILITIES	Low		High
Financial Assets
Cash and Cash Equivalents	$884	–	$884
Net Working Capital(1)	554	–	554
Other Assets	76	–	76

Total Financial Assets	$1,514	–	$1,514

Financial Liabilities
Debt(2)	$(3,491)	–	$(3,491)
Site Reclamation Costs	(436)	–	(436)
Canadian Mining Taxes	(48)	–	(82)
Employee Future Benefits	(510)	–	(510)
Corporate Selling, General and Administrative Costs(3)	(355)	–	(355)
Preferred Equity(4)	(1,826)	–	(1,795)

Total Financial Liabilities	$(6,667)	–	$(6,669)

(1)
Present value of existing working capital to be recovered after life-of-mine and plant operating plans are complete.

(2)
Marked-to-market and incorporates the effect of interest rate and currency hedges.

(3)
Present value of the estimated overhead expenses required to complete life-of-mine and plant operating plans.

(4)
In the case of publicly-traded preferred shares, valued based on market trading prices in the low case and book value in the high case.

NAV Conclusions

        The following summarizes the above NAV analysis:

	Value Range (US$MM)
	Low	High
Operating Assets	$8,108	$8,978
Exploration and Development Assets	490	783
Other Assets	194	280
Financial Assets	1,514	1,514
Financial Liabilities	(6,667)	(6,669)

Net Asset Value	$3,639	$4,886

        Based on the foregoing, the range of NAVs for NorandaFalconbridge is US$3,639 million to US$4,886 million or US$9.96 to US$13.34 per NorandaFalconbridge Share. Multiplying by the Exchange Ratio, we arrive at the range of NAVs of the Consideration of US$17.63 to US$23.61.

Member of TD Bank Financial Group

Sensitivity Analysis

        The table below demonstrates the impact on the estimated NAV of the Consideration of changing the assumed values of key commodity and foreign exchange variables.

Variable	Change	NAV Impact per NorandaFalconbridge Share (US$)(1)
Price of Copper	+ 5¢/lb.	$1.28
Price of Nickel	+ 25¢/lb.	0.81
Price of Zinc	+ 5¢/lb.	0.92
US$/ C$ Exchange Rate	+ 5¢	1.32
Base WACC	+ 0.5%	(0.69)

(1)
Change in the midpoint of the range of NAVs per NorandaFalconbridge share.

FAIRNESS OPINION

Factors Considered

        In reaching its opinion as to the fairness of the Consideration, from a financial point of view, to the Minority Shareholders, TD Securities principally considered the following:

  1.
  a comparison of the range of fair market values of the Consideration to the range of fair market values of the Falconbridge Shares, each as determined under the Valuations;

  2.
  a comparison of the range of NAVs of the Falconbridge Shares to the range of NAVs of the Consideration, and a comparison of the implied ratios of NAVs of the Falconbridge Shares to the Noranda Falconbridge shares to the Exchange Ratio;

  3.
  a comparison of the trading price of Noranda multiplied by the Exchange Ratio to the trading price of Falconbridge Shares prior to the announcement by Noranda of its intention to make the Offer; and

  4.
  other transaction alternatives potentially available to the Minority Shareholders.

Comparison of the Value of the Consideration to the Value of Falconbridge Shares

        The range of fair market values of the Consideration of US$33.63 to US$40.71 is within or exceeds the range the fair market values of the Falconbridge Shares of US$32.50 to US$38.50.

Comparison of the NAV of the Consideration to the NAV Falconbridge Shares

        The following table compares the range of NAVs of the Consideration to the range of NAVs of the Falconbridge Shares as well as the implied ratios:

	Range of NAVs (US$, except implied ratio)
	Low	High	Midpoint
Falconbridge Shares	$17.60	$20.21	$18.91
Consideration	17.63	23.61	20.62
Falconbridge Shares	17.60	20.21	18.91
NorandaFalconbridge Shares	9.96	13.34	11.65

Implied Ratio	1.77	1.51	1.62

        Thus, the range of NAVs of the Consideration is within or exceeds the range of NAVs of the Falconbridge Shares. In addition, the ratios of the NAVs of NorandaFalconbridge shares to the Falconbridge Shares are equal to or lower than the Exchange Ratio at the low, high and midpoint of the ranges.

Member of TD Bank Financial Group

        As shown earlier in this letter, the NAVs of the Falconbridge Shares and the Consideration are highly sensitive to commodity price assumptions. However, the table below demonstrates that the ratio of the NAVs of the Falconbridge Shares and the NorandaFalconbridge shares is much less sensitive to changes in commodity price assumptions than the individual NAVs.

Variable	Change	Change in Ratio(1)
Price of Copper	+ 5¢/lb.	(0.02)
Price of Nickel	+ 25¢/lb.	0.02
Price of Zinc	+ 5¢/lb.	(0.08)
US$/ C$ Exchange Rate	+ 5¢	(0.04)
Base WACC	+ 0.5%	0.03

(1)
Change in ratio comparing the midpoint of the range of NAVs of the NorandaFalconbridge shares to the midpoint of the range of NAVs of the Falconbridge Shares. The starting point is a ratio of 1.62. A smaller ratio should make the Exchange Ratio appear more favourable to the Minority Shareholders.

Comparison of the Offer to Historical Trading Prices

        TD Securities reviewed the premiums represented by the Offer compared to premiums paid in precedent transactions in the Canadian equity market in which a controlling shareholder, defined as a shareholder owning greater than 50% of the common equity of the target company, successfully acquired the publicly traded minority interest and where the equity value of the minority interest acquired at the offer price exceeded C$30 million. TD Securities identified 39 such transactions announced since 1995, 15 of which involved shares offered as consideration and 24 of which involved 100% cash consideration. For the purposes of this analysis, premium was defined as the amount (expressed in percentage terms) by which the price paid per share under the precedent transaction exceeded the closing price of the shares one day, one week and four weeks immediately prior to announcement of the transaction. The high, low and mean premiums exhibited were as follows:

	High	Low	Mean
All Transactions
1-Day Premium	64%	(1%)	30%
1-Week Premium	73%	(1%)	32%
4-Week Premium	90%	(1%)	32%
Transactions Involving Shares as Consideration
1-Day Premium	43%	(1%)	23%
1-Week Premium	45%	(1%)	21%
4-Week Premium	54%	(1%)	24%
Transactions with 100% Cash Consideration
1-Day Premium	64%	3%	34%
1-Week Premium	73%	2%	38%
4-Week Premium	90%	9%	37%

        We considered the closing price of the Falconbridge Shares and Noranda common shares on the TSX on March 7, 2005, as the most relevant due to the significant speculation in the market on March 8, 2005. Applying the Exchange Ratio to the closing price of Noranda common shares on the TSX on March 7, 2005 implies a price of C$40.37. This price represents a 9.6%, 11.8% and 22.4% premium over the respective closing prices of the Falconbridge Shares on March 7, 2005, February 28, 2005 (one week prior), and February 7, 2005 (four weeks prior). Although the four weeks prior premium is consistent with the mean four week premium of transactions above involving shares as consideration, in several cases, the Offer is below the mean premiums implied by the acquisition of remaining interest transactions.

Member of TD Bank Financial Group

        TD Securities believes that the market premium implied by the trading price of Noranda and Falconbridge shares can be partially explained by the following factors:

  1.
  The operations of Falconbridge and Noranda are highly integrated and hence the synergies available to any purchaser are limited.

  2.
  Falconbridge shareholders are receiving shares in a company (NorandaFalconbridge) of which Falconbridge assets form a major component of value. Thus, increasing the share exchange ratio associated with the Offer increases the implied value of the Falconbridge assets within NorandaFalconbridge and can materially lower the implied value of the non-Falconbridge assets within Noranda. Since Noranda common shareholders wish to receive a fair value for the non-Falconbridge assets that they are contributing to NorandaFalconbridge, the ability for Noranda to offer a larger share exchange ratio is restricted.

  3.
  Since Falconbridge shareholders are receiving equity consideration, they have the ability to participate in the future performance of NorandaFalconbridge and will share any incremental premium on any potential change of control transaction involving NorandaFalconbridge.

  4.
  Falconbridge and Noranda currently trade at discount valuation multiples to their publicly traded base metal comparables (see Table 2 in Appendix A). TD Securities believes that investor concerns regarding the current ownership structures of Falconbridge and Noranda are partially responsible and that the success of the Offer and Issuer Bid would mitigate these concerns. The market premiums computed on the Falconbridge Shares above do not take into account any price appreciation of Noranda common shares as a result of such potential increase in valuation multiples.

        In addition, TD Securities considered the ratio of the closing trading prices of the Falconbridge Shares to the closing trading price of Noranda common shares on the TSX over the last three years. The average share price ratio in this time period was 1.3:1 and at no point did the share price ratio exceed the Exchange Ratio of 1.77.

Other Alternatives Potentially Available to Falconbridge

        Since Noranda owns 59% of Falconbridge and has indicated to Falconbridge that it does not intend to sell its interest in Falconbridge, the prospect for an offer for the Falconbridge Shares from a third-party is remote. Thus the Offer allows the Minority Shareholders the opportunity to receive a premium to the current market trading price that would otherwise not be available.

        In addition, TD Securities believes that the significantly larger market float of NorandaFalconbridge versus Falconbridge will provide increased liquidity for Minority Shareholders. As in the preceding paragraph, we believe that this opportunity for increased liquidity would otherwise not be available other than under the Offer.

        TD Securities has not relied upon the considerations discussed in the preceding two paragraphs in arriving at its conclusion as to the fairness, from a financial point of view, of the Consideration to the Minority Shareholders.

FAIRNESS CONCLUSION

        Based upon and subject to the foregoing and other such matters we considered relevant, TD Securities is of the opinion that, as of March 8, 2005, the Consideration is fair, from a financial point of view, to the Minority Shareholders.

Yours very truly,

TD SECURITIES INC.

Member of TD Bank Financial Group

APPENDIX A

Table 1 — Base Metals Precedent Transactions

				EV/EBITDA	P/E		P/CFPS
EV (MM)
Announcement Date	Target	Acquiror		LTM(2)	LTM(2)		LTM(2)
08-Mar-05	WMC Resources Ltd.(1)	BHP Billiton Ltd.	A$9,655	7.1x	12.4x		6.9x
07-Apr-03	M.I.M. Holdings Ltd.	Xstrata AG	US$2,959	5.7x	35.4x		3.5x
30-Apr-01	Cominco Ltd.	Teck Corporation	C$3,727	7.6x	18.8x		7.8x
19-Mar-01	Billiton Plc	BHP Ltd.	US$16,478	11.9x	18.2x		10.6x
12-Jan-01	Asturiana de Zinc SA	Xstrata AG	€557	5.0x	8.1x		5.1x
25-Aug-00	Rio Algom Ltd.	Billiton Plc	C$2,559	12.4x	14.3x		10.0x
24-Nov-97	Westmin Resources Ltd.	Boliden AB	C$719	29.9x	nmf	(3)	19.7x

Median				7.6x	16.2x		7.8x

(1)
Pending.

(2)
LTM = Latest Twelve Months of publicly disclosed financial results. For this table we use LTM results as of the announcement date.

(3)
nmf = not meaningful.

Table 2 — Base Metals Trading Comparables

			Price to Cash Flow
		EV/EBITDA			Price to Earnings
	Market Cap. (MM)
Company		LTM	LTM	FY1(1)	LTM	FY1(1)
	(All units in US$ unless otherwise noted, based on share prices as of March 7, 2005)
Mid-Tier Producers
Inco	$8,847	6.2x	7.0x	7.7x	11.4x	13.2x
Phelps Dodge	$10,488	5.3x	5.7x	6.0x	9.4x	9.8x
Teck Cominco	C$9,993	7.8x	8.7x	7.3x	14.9x	10.8x
Vedanta Resources	$2,802	8.4x	7.8x	11.3x	34.0x	24.8x
Xstrata	$13,868	7.4x	7.0x	5.9x	12.6x	8.7x

Median		7.4x	7.0x	7.3x	12.6x	10.8x

Large Cap Producers
Anglo American	$38,176	7.2x	7.1x	7.1x	13.5x	12.5x
BHP Billiton	$93,138	10.3x	9.8x	11.2x	17.8x	14.7x
Rio Tinto	$49,747	11.6x	13.3x	9.8x	22.1x	13.1x

Median		10.3x	9.8x	9.8x	17.8x	13.1x

Falconbridge	$5,402	5.1x	5.1x	5.2x	8.1x	8.5x
Noranda	$5,532	5.7x	5.6x	4.8x	10.6x	10.1x

(1)
FY1 = forecasted results for the next fiscal year as determined by averages of research analysts' estimates.

Member of TD Bank Financial Group

Table 3 — Exploration Companies Trading Comparables

	Share Price (C$)	EV (US$MM)	EV/Pounds of Deposits (US$)
	(as of March 7, 2005)
Copper Companies
Chariot Resources Limited	$0.28	$32.8	$0.0130
Corriente Resources Inc.	$2.80	$93.6	$0.0170
Equinox	$0.68	$51.1	$0.0106
Peru Copper	$1.55	$113.7	$0.0129
Nickel Companies
Canico Resources	$16.90	$476.7	$0.1094
Jaguar Nickel Inc	$0.73	$45.1	$0.0399
Skye Resources	$4.40	$39.0	$0.0084

Table 4 — Precedent Copper Asset Transactions

	Selected Copper Project Transactions — Reserves Development Stage
Project	Transaction Date	Location	Seller	Buyer	$ Paid/lb Copper Equivalent
Cerattepe	2Q 2003	Turkey	Teck Cominco	Cayeli Bakir	$0.015
Chacarilla	4Q 2002	Bolivia	Southern Shares	St. Francis Group	$0.011
Salobo	2Q 2002	Brazil	Anglo American	CVRD	$0.005
Barreal Seco	2Q 2001	Chile	Property Owners	Atna Resources	$0.020
Kansanshi	2Q 2001	Zambia	Phelps Dodge	First Quantum	$0.004
Kolwezi Tailings	1Q 2001	DRC	Gecamines	Anglo/America Mineral	$0.023
La Granja(1)	4Q 2000	Peru	Cambior	Billiton	$0.001

Median					$0.011

	Selected Copper Project Transactions — Feasibility Stage
Project	Transaction Date	Location	Seller	Buyer	$ Paid/lb Copper Equivalent
Guelb Moghrein	2Q 2004	Mauritania	Gemak/Wadi Al Rawka	First Quantum	$0.009
Lumwana	3Q 2003	Zambia	Phelps Dodge	Equinox	$0.001
Agua Rica	1Q 2003	Argentina	BHP Billiton	Northern Orion	$0.001
Rapu Rapu	1Q 2003	Philippines	Lafayette	LG International/Kores	$0.073
Rapu Rapu(1)	2Q 2002	Philippines	Lafayette	Jiangxi/China Nonferrous	$0.045
Tritton	2Q 2002	Australia	Straits Resources	Tritton Resources	$0.018
El Pachón	2Q 2001	Argentina	Cambior/Minera SA	Noranda	$0.002

Median					$0.009

(1)
Transaction was announced but not completed.

Member of TD Bank Financial Group

Table 5 — Aluminum Precedent Transactions

				EV/EBITDA	P/E	P/CFPS
EV (MM)
Announcement Date	Target	Acquiror		LTM	LTM	LTM
17-Jun-04	Commonwealth Industries	INCO Recycling	US$310	13.4x	nmf	nmf
07-Jul-03	Pechiney	Alcan	€5,077	10.2x	nmf	4.7x
11-Aug-99	Reynolds Metals	Alcoa	US$5,610	11.3x	30.9x	11.9x

Median				11.3x	30.9x	8.3x

Table 6 — Aluminum Trading Comparables

			Price to Cash Flow
		EV/EBITDA			Price to Earnings
	Market Cap. (MM)
Company		LTM	LTM	FY1(1)	LTM	FY1(1)
	(All units in US$ unless otherwise noted, based on share prices as of March 7, 2005)
Aluminum Companies
Alcan	$14,811	10.7x	n/a	6.9x	23.1x	14.8x
Alcoa	$27,408	9.5x	10.2x	7.9x	19.6x	15.0x
Capral Aluminum	A$199	nmf	nmf	nmf	nmf	nmf
Century Aluminum	$1,036	7.5x	8.9x	5.7x	12.7x	8.9x
Novelis	$1,721	8.9x	4.0x	4.6x	16.7x	15.9x
Processors
Gibraltar Industries	$746	8.5x	9.1x	8.3x	14.5x	13.2x
Reliance Steel	$1,508	5.5x	6.6x	8.2x	8.8x	10.9x
Russel Metals	C$887	3.3x	4.2x	7.6x	nmf	9.4x
Worthington	$1,859	5.1x	8.2x	10.4x	8.4x	10.4x
Packaging
Amcor	A$6,487	6.7x	7.2x	6.6x	18.3x	15.4x
Ball Corp	$5,231	8.9x	9.9x	n/a	17.6x	15.9x
CCL Industries	C$778	6.7x	5.8x	5.4x	13.2x	11.9x
Rexam	£2,693	6.6x	5.1x	5.0x	11.7x	10.8x
Silgan Holdings	$1,268	6.5x	4.7x	n/a	14.6x	14.5x

Median		6.7x	6.9x	6.9x	14.6x	13.2x

Member of TD Bank Financial Group

Table 7 — WACC Analysis

Cost of Debt
Real Risk Free Rate(1)	2.1%
Borrowing Spread	0.75%
Pre-tax Real Cost of Debt	2.8%
Tax Rate	38.4%
After-tax Real Cost of Debt	1.7%
Cost of Equity
Real Risk Free Rate(1)	2.1%
Equity Risk Premium	5.0%
Unlevered Beta	1.3
Levered Beta	1.5
After-tax Real Cost of Equity	9.6%
WACC
Optimal Capital Structure (% Debt)	20.0%
WACC	8.0%

(1)
Yield on the long-term Government of Canada real return bond as at March 7, 2005.

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